Exhibit 4.5

GUARANTY AGREEMENT

This Guaranty (this “Guaranty”) is made and entered into as of [________], 2020 (the “Effective Date”) by Vault Holding, LLC, a Delaware limited liability company (“Guarantor”), to and for the benefit of each of the holders (each, a “Holder”) of promissory notes (the “Notes”) issued by iCap Vault 1, LLC, a Delaware limited liability company and the sole member of Guarantor (“Borrower”) pursuant to an offering of up to $500,000,000 of Variable Denomination Floating Rate Demand Notes of Borrower commencing on or about [________], 2020 (the “Offering”). Defined terms used herein without definition shall have the meaning given to them in the Notes.

WHEREAS, following the execution of this Guaranty, Borrower shall issue certain Notes to the Holders, pursuant to a subscription agreement between the Borrower and the applicable Holder in connection with the Offering; and

WHEREAS, Guarantor acknowledges the provisions of the Notes require Guarantor to enter into this Guaranty;

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Guarantor agrees as follows:

1.	Capitalized terms not defined herein shall have the meanings given them in the Indenture that forms part of the Offering.

2.	Guarantor hereby unconditionally, absolutely and irrevocably guarantees the full and timely performance of all of the obligations of Borrower under the Notes, including the due and punctual payment of the principal and interest of the Notes and all money due or that may become due under the Notes, whether (a) according to the present terms of any of those documents or at any earlier or accelerated date or dates as provided therein, (b) pursuant to any extension of time or (c) pursuant to any amendment, modification or replacement of those documents hereafter made or granted, and whether Borrower may be liable individually or jointly with others, or whether recovery upon such indebtedness may be or hereafter becomes unenforceable (collectively, “Obligations”).

3.	Guarantor agrees that settlement of any claim by Holder(s) against Borrower, whether in any proceeding or not, and whether voluntarily or involuntarily, will inure to the benefit of Guarantor and any reduction of any amount owed by Borrower to Holder(s) as a result of such settlement shall reduce the amount payable by Guarantor hereunder.

4.	During the continuation of an Event of Default at a time when this Guaranty is in full force and effect, Holder may enforce this guaranty against Guarantor, but only after attempting to collect or exhausting Holder’s efforts to collect from Borrower, in accordance with the provisions of the Indenture and the Collateral Agent Agreement having first satisfied all required timelines set forth therein.

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5.	Guarantor agrees that its obligation to make payment under the terms of this Guaranty shall not be impaired, modified, changed, released or limited in any manner by any impairment, modification, change, release, defense or limitation of the liability of Borrower or of a receiver, trustee, debtor-in-possession or estate under any bankruptcy or receivership proceeding. If any payment made by Borrower is reclaimed in a bankruptcy or receivership proceeding, Guarantor shall pay to Holders the dollar amount of the amount reclaimed. Guarantor further assigns to Holders all rights Guarantor may have in any proceeding under the U.S. Bankruptcy Code or any receivership or insolvency proceeding until all indebtedness of Borrower to Holders has been paid in full. This assignment includes all rights of Guarantor to be paid by Borrower even if those rights have nothing to do with this Guaranty. This assignment does not prevent Holder from enforcing Guarantor’s obligations under this Guaranty in any way.

6.	Guarantor is now adequately informed of Borrower’s financial condition, and Guarantor agrees to keep so informed. Holder need not provide Guarantor with any present or future information concerning the financial condition of Borrower or any other guarantor, and changes in Borrower’s or Guarantor’s financial condition shall not affect Guarantor’s obligations under this Guaranty. Guarantor has not relied on financial information furnished by Holder, nor will Guarantor do so in the future.

7.	Guarantor represents and warrants to the Holders as follows:

(a)	The Guarantor is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the limited liability company power and is duly authorized under all applicable laws, regulations, ordinances, and orders of public authorities to carry on its business in all material respects as it is now being conducted. The execution and delivery of this Guaranty does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Guarantor’s organizational documents. The Guarantor has taken all action required by law, its organizational documents, or otherwise to authorize the execution and delivery of this Guaranty.

(b)	The execution of this Guaranty and the consummation of the transactions contemplated by this Guaranty will not result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of, any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Guarantor is a party or to which any of its assets, properties or operations are subject.

(c)	This Guaranty and all agreements and other documents executed by the Guarantor in connection herewith constitute the valid and binding obligation of the Guarantor, enforceable in accordance with its or their terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

(d)	No consent, approval or authorization of any third party or any governmental body or officer is required for the valid and lawful execution and delivery of this Guaranty or the valid and lawful exercise by Holders of remedies available to them under this Guaranty or applicable law.

(e)	Guarantor is fully familiar with all the covenants, terms and conditions of the Notes.

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8.	If an Event of Default occurs under the Notes, Holders shall have all other remedies provided by law. Guarantor agrees that (a) this Guaranty shall inure to the benefit of and may be enforced by the Holder as set forth in the Notes and the Indenture, and (b) this Guaranty shall be binding upon and enforceable against Guarantor and its successors and assigns.

9.	Any notices, communications and waivers under this Guaranty shall be in writing and sent in accordance with the provisions for notices as set forth in the Indenture. Any rights of Holders under this Guaranty shall be rights to the Trustee for the benefit of Holders for so long as the Indenture remains in effect. Any rights of Holder that are or may be granted hereunder are subject to the provisions of the Indenture and hereby superseded by the provisions of the Indenture in the event a conflict exists between the provisions of the Indenture and the provisions of this Guaranty.

10.	This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made in Delaware without regard to its principles of conflicts of laws. Guarantor, Borrower and each of the Holders agrees to submit himself/herself/itself to the in personam jurisdiction of the state and federal courts situated within the State of Washington, King County, with regard to any controversy arising out of or relating to this Agreement. Guarantor, Borrower and each of the Holders each hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it as set forth in the Notes and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Guarantor, Borrower and each of the Holders hereby waive all rights to a trial by jury.

11.	This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof.

12.	This Guaranty may be amended by Guarantor at any time, without any approval of the Holders being required but with notice to the Holders of such amendment being given.

IN WITNESS WHEREOF, the Guarantor has duly executed this Guaranty as of the Effective Date.

Vault Holding, LLC

By:
Name:	Jim Christensen
Title:	Chief Operating Officer

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